Exhibit 23.4

CONSENT OF SUE BIRD

The undersigned hereby consents to (i) the use of references to, and the information that the undersigned is responsible for and derived from, the technical report entitled “Whistler Gold-Copper Project, S-K 1300 Technical Report Summary and Initial Assessment with Economic Analysis, Alaska, United States of America” with a date of issue of March 19, 2026, and an effective date of March 2, 2026; and (ii) the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Post-Effective Amendment to Form S-1 on Form S-3 (Registration No. 333-269693) being filed by U.S. GoldMining Inc., a Nevada corporation, with the United States Securities and Exchange Commission, and any amendments thereto.

Executed by Sue Bird, P. Eng. in her individual capacity:

By:	/s/ Sue Bird
Name:	Sue Bird, P. Eng.
Date:	April 16, 2026